FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2005

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

April 11, 2005

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	42,906,174
ADD:	Stock Options Exercised	100,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	43,006,174

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				2,582,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Mar 14, 2005	RobertRollings	Mar 13, 2010	$12	5,000
	Mar 14, 2005	John Bradford	Mar 13, 2010	$12	5,000
	Mar 14, 2005	Nigel Luckman	Mar 13, 2010	$12	5,000
	Mar 14, 2005	Bryn Parker	Mar 13, 2010	$12	2,000
	Mar 14, 2005	Giovanni Susin	Mar 13, 2010	$12	10,000
	Mar 14, 2005	Susy Horna	Mar 13, 2010	$12	5,000
	Mar 14, 2005	Cecilia Bonatto	Mar 13, 2010	$12	5,000
	Mar 14, 2005	Alana McFarlane	Mar 13, 2010	$12	5,000
	Mar 14, 2005	Shayla Woodman	Mar 13, 2010	$12	2,000
	Mar 14, 2005	Blair Lockhart	Mar 13, 2010	$12	5,000
	Mar 14, 2005	C.RichardPetersen	Mar 13, 2010	$12	10,000
	Mar 14, 2005	Javier Salas	Mar 13, 2010	$12	8,000
	Mar 14, 2005	Jannet Rivera	Mar 13, 2010	$12	4,000
	Mar 14, 2005	Jorge Rivera	Mar 13, 2010	$12	1,000
	Mar 14, 2005	Susan Bertie	Mar 13, 2010	$12	2,000
	Mar 14, 2005	David Gomez	Mar 13, 2010	$12	1,000
	Mar 14, 2005	Eva Rondon	Mar 13, 2010	$12	1,000
	Mar 14, 2005	Julio Falcon	Mar 13, 2010	$12	500
	Mar 14, 2005	Liliana Salas	Mar 13, 2010	$12	500
	Mar 14, 2005	Victor Diaz	Mar 13, 2010	$12	500
	Mar 14, 2005	Carlos Talledo	Mar 13, 2010	$12	500
	Mar 14, 2005	Nilton Astorga	Mar 13, 2010	$12	500
	Mar 14, 2005	Julio Chavez	Mar 13, 2010	$12	4,000
	Mar 14, 2005	Joseph Salas	Mar 13, 2010	$12	4,000
	Mar 14, 2005	Marco Dominguez	Mar 13, 2010	$12	4,000
	Mar 14, 2005	Ernesto Villar	Mar 13, 2010	$12	4,000
	Mar 14, 2005	Federico Solano	Mar 13, 2010	$12	500
	Mar 14, 2005	Edgar Pacheco	Mar 13, 2010	$12	500
	Mar 14, 2005	Walter Lavado	Mar 13, 2010	$12	500
	Mar 14, 2005	Nancy Acuna	Mar 13, 2010	$12	500

Mar 14, 2005	Luis Gutierrez	Mar 13, 2010	$12	4,000
Mar 14, 2005	Tan Shundao	Mar 13, 2010	$12	15,000
Mar 14, 2005	Shen Chenghen	Mar 13, 2010	$12	8,000
Mar 14, 2005	Sun Li	Mar 13, 2010	$12	4,000
Mar 14, 2005	Limei Feng	Mar 13, 2010	$12	4,000
Mar 14, 2005	John G. Paterson	Mar 13, 2010	$12	50,000
Mar 14, 2005	Daniel G. Innes	Mar 13, 2010	$12	50,000
Mar 14, 2005	W. David Black	Mar 13, 2010	$12	25,000
Mar 14, 2005	James B. Hume	Mar 13, 2010	$12	25,000
Mar 14, 2005	William D. Mccartney	Mar 13, 2010	$12	25,000
Mar 14, 2005	Thomas W. Beattie	Mar 13, 2010	$12	40,000
Mar 14, 2005	Parkash K. Athwal	Mar 13, 2010	$12	40,000
Mar 23, 2005	Jacqueline Evans-Atkinson	Mar 22, 2010	$10.40	5,000
Mar 23, 2005	Henry Marsden	Mar 22, 2010	$10.40	10,000
Mar 23, 2005	Robert Rollings	Mar 22, 2010	$10.40	5,000
Mar 23, 2005	John Bradford	Mar 22, 2010	$10.40	5,000
Mar 23, 2005	Nigel Luckman	Mar 22, 2010	$10.40	5,000
Mar 23, 2005	Bryn Parker	Mar 22, 2010	$10.40	5,000
Mar 23, 2005	Giovanni Susin	Mar 22, 2010	$10.40	10,000
Mar 23, 2005	Susy Horna	Mar 22, 2010	$10.40	7,000
Mar 23, 2005	Cecilia Bonatto	Mar 22, 2010	$10.40	5,000
Mar 23, 2005	Alana Mcfarlane	Mar 22, 2010	$10.40	2,000
Mar 23, 2005	Shayla Woodman	Mar 22, 2010	$10.40	2,000
Mar 23, 2005	Blair Lockhart	Mar 22, 2010	$10.40	7,000
Mar 23, 2005	George H.Plewes	Mar 22, 2010	$10.40	50,000
Mar 23, 2005	C. Richard Petersen	Mar 22, 2010	$10.40	5,000
Mar 23, 2005	Javier Salas	Mar 22, 2010	$10.40	5,000
Mar 23, 2005	Jorge Rivera	Mar 22, 2010	$10.40	1,000
Mar 23, 2005	Susan Bertie	Mar 22, 2010	$10.40	2,000
Mar 23, 2005	John G. Paterson	Mar 22, 2010	$10.40	75,000
Mar 23, 2005	Daniel G. Innes	Mar 22, 2010	$10.40	75,000
Mar 23, 2005	David Black	Mar 22, 2010	$10.40	25,000
Mar 23, 2005	James B. Hume	Mar 22, 2010	$10.40	25,000
Mar 23, 2005	William D. McCartney	Mar 22, 2010	$10.40	25,000
Mar 23, 2005	Thomas W. Beattie	Mar 22, 2010	$10.40	60,000

*	Mar 23, 2005	Parkash K. Athwal	Mar 22, 2010	$10.40	60,000
				SUBTOTAL	862,500

*These stock options are subject to shareholders’ approval, which will be requested at the Company’s next Annual General Meeting in May 2005.

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Mar15/05	David Black			(50,000)
Mar 15/05	David Black			(50,000)

			SUBTOTAL	(100,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Mar 4, 2005	John Fleming	Feb 4, 2004	Feb 3, 2009	$15.40	(20,000)
				SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	3,324,500
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			2,522,000
	Additional shares Listed Pursuant to the Plan (ADD)			862,500
	Stock Options Exercised (SUBTRACT)			(100,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,284,500

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			440,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(387,500)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			52,500

All information reported in this Form is for the month of March 2005

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	April 11, 2005

ANNUAL GENERAL MEETING

March 11, 2005

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) announced that all shareholders of record as at March 21, 2005 will be entitled to receive notice of and to vote at the Annual General Meeting of shareholders of the Company, to be held at 9:00 a.m. on Friday May 6, 2005 at the Four Seasons Hotel, Vancouver, B.C.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com

EXPLORATION UPDATE

DISCOVERY OF HIGH SULPHIDATION GOLD SYSTEM

LIAM PROJECT, PERU

March 16, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to provide the following exploration update on the Liam Gold-Silver Project, located in southern Peru approximately 190 kilometres northwest of the City of Arequipa and 20 kilometres north of the Arcata silver-gold mine.  The Liam Project is the subject of two agreements with Newmont Peru Limited, one covering the Liam Core Area (3,500 hectares) and the other covering the Liam Regional Area (91,195 hectares).

In the Liam Core Area Newmont, as operator, completed further drilling at Cerro Crespo and Cerro Queshca.  At Cerro Queshca, hole QS-015 intersected 46 metres grading 2.1 grams per tonne gold and 22.5 grams per tonne silver.  Gold mineralization in this hole is confined to a unique volcanic lithology and is the same rock type as that intersected in hole QS-010 (24.55 metres of 6.0 grams per tonne gold and 67.6 grams per tonne silver) located 150 metres north.  Extensive rock chip sampling completed by Newmont within a 40 metre thick section above the collar of hole QS-015 returned gold grades commonly above one gram per tonne gold with 12% of the values above 10 grams per tonne gold.  Above the gold bearing unit, a fragmental volcanic rock containing high silver appears to represent a cap zone to the gold mineralization.  This high silver bearing fragmental rock extends for approximately 800 metres east of hole QS-015.  The gold bearing unit does not outcrop to the east and Newmont is carrying out a detailed induced polarization survey to outline the gold bearing unit underneath talus.  A second phase drill program at Cerro Queshca is planned to commence shortly and is designed to test below overburden along the 800 metre strike length east of hole QS-015.

Latest drill results from Cerro Crespo and Cerro Queshca are outlined in the following table.  For hole locations, visit our website at www.swgold.com.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Gold (grams per tonne)	Silver (grams per tonne)	*Gold Equivalent
Li-028	38	58	20	1.7	5.3	1.7

Li-029	16	52	36	1.1	11.3	1.2
	62	70	8	1.3	12.2	1.4

Li-031	24	80	56	0.3	46.1	0.7
	hole bottomed in mineralization

QS-015	10	56	46	2.1	22.5	2.3
including	22	44	22	3.1	32.7	3.4

*Gold equivalents calculated using a ratio of 120 to 1 gold to silver based on metallurgical results.

Newmont completed bottle roll tests on nine composite core samples of various types of mineralization from Cerro Crespo and Cerro Queshca.  Test work was carried out at Newmont’s Metallurgical Research Department at the Yanacocha mine site.  A total of 63 bottle roll tests were conducted on the nine composites.  Results of the bottle roll tests on quarter inch material showed gold extractions ranged between 91 percent and 95 percent.  Silver extractions are highly dependent on crush size and cyanide strength and ranged from 28 to 56% at a –10 mesh particle size.  These results indicate that the Cerro Crespo-Cerro Queshca mineralization is amenable to heap leaching.

On the Liam Regional Area, further exploration has resulted in the discovery of a new gold zone in the Careli Area.  Careli is underlain by a poorly outcropping zone of vuggy silica extending along strike for 700 metres and up to 200 metres wide.  Extensive rock chip channel sampling of the Careli Zone indicates the northwest section commonly contains gold grades above one gram per tonne with the central and southeastern portions commonly containing gold grades between 0.2 to 0.5 grams per tonne.  The Careli Zone represents a large epithermal system and the joint venture partners plan to complete an induced polarization survey over the area prior to drilling.  Permitting for the drilling program is now in process.

In addition to Careli, the Astana and Farallon gold zones discovered eight kilometres southwest of Cerro Crespo were re-sampled in detail.  The Astana Zone, like Careli, is a high sulphidation epithermal gold-silver system and extends over an area of 400 metres by 600 metres and is exposed over a 100 metre vertical interval.  Results of rock chip sampling at Astana returned an average gold equivalent grade of 1.8 grams per tonne.  Farallon is located one kilometre east of Astana and is underlain by a low sulphidation gold-silver system.  Initial surface rock chip sampling has also been completed at Farallon with values ranging between 0.06 grams per tonne gold to 5.5 grams per tonne gold.  Both Astana and Farallon are at the permitting stage for drilling.

The Liam Project Area is underlain by nine known gold-silver zones and an aggressive regional exploration program is ongoing.  The next drill phase will concentrate on Cerro Queshca, Astana, Farallon and Careli.

Quality Control

Newmont is the operator of the Liam Core Area and Southwestern is the operator of the Liam Regional Area.

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of trench and core samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES.  Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Yunnan Porphyry Copper-Gold Project in Yunnan Province, China with Newmont Overseas Exploration Limited, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.  REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

March 16, 2005

ITEM 3.

PRESS RELEASE

Issued March 16, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer pleased to provide the following exploration update on the Liam Gold-Silver Project, located in southern Peru approximately 190 kilometres northwest of the City of Arequipa and 20 kilometres north of the Arcata silver-gold mine.  The Liam Project is the subject of two agreements with Newmont Peru Limited, one covering the Liam Core Area (3,500 hectares) and the other covering the Liam Regional Area (91,195 hectares).

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

            Thomas W. Beattie, V.P., Corporate Development
Telephone:        (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 16th day of March 2005.

EXPLORATION UPDATE

DISCOVERY OF HIGH SULPHIDATION GOLD SYSTEM

LIAM PROJECT, PERU

March 16, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to provide the following exploration update on the Liam Gold-Silver Project, located in southern Peru approximately 190 kilometres northwest of the City of Arequipa and 20 kilometres north of the Arcata silver-gold mine.  The Liam Project is the subject of two agreements with Newmont Peru Limited, one covering the Liam Core Area (3,500 hectares) and the other covering the Liam Regional Area (91,195 hectares).

In the Liam Core Area Newmont, as operator, completed further drilling at Cerro Crespo and Cerro Queshca.  At Cerro Queshca, hole QS-015 intersected 46 metres grading 2.1 grams per tonne gold and 22.5 grams per tonne silver.  Gold mineralization in this hole is confined to a unique volcanic lithology and is the same rock type as that intersected in hole QS-010 (24.55 metres of 6.0 grams per tonne gold and 67.6 grams per tonne silver) located 150 metres north.  Extensive rock chip sampling completed by Newmont within a 40 metre thick section above the collar of hole QS-015 returned gold grades commonly above one gram per tonne gold with 12% of the values above 10 grams per tonne gold.  Above the gold bearing unit, a fragmental volcanic rock containing high silver appears to represent a cap zone to the gold mineralization.  This high silver bearing fragmental rock extends for approximately 800 metres east of hole QS-015.  The gold bearing unit does not outcrop to the east and Newmont is carrying out a detailed induced polarization survey to outline the gold bearing unit underneath talus.  A second phase drill program at Cerro Queshca is planned to commence shortly and is designed to test below overburden along the 800 metre strike length east of hole QS-015.

Latest drill results from Cerro Crespo and Cerro Queshca are outlined in the following table.  For hole locations, visit our website at www.swgold.com.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Gold (grams per tonne)	Silver (grams per tonne)	*Gold Equivalent
Li-028	38	58	20	1.7	5.3	1.7

Li-029	16	52	36	1.1	11.3	1.2
	62	70	8	1.3	12.2	1.4

Li-031	24	80	56	0.3	46.1	0.7
	hole bottomed in mineralization

QS-015	10	56	46	2.1	22.5	2.3
including	22	44	22	3.1	32.7	3.4

*Gold equivalents calculated using a ratio of 120 to 1 gold to silver based on metallurgical results.

…more

Newmont completed bottle roll tests on nine composite core samples of various types of mineralization from Cerro Crespo and Cerro Queshca.  Test work was carried out at Newmont’s Metallurgical Research Department at the Yanacocha mine site.  A total of 63 bottle roll tests were conducted on the nine composites.  Results of the bottle roll tests on quarter inch material showed gold extractions ranged between 91 percent and 95 percent.  Silver extractions are highly dependent on crush size and cyanide strength and ranged from 28 to 56% at a –10 mesh particle size.  These results indicate that the Cerro Crespo-Cerro Queshca mineralization is amenable to heap leaching.

On the Liam Regional Area, further exploration has resulted in the discovery of a new gold zone in the Careli Area.  Careli is underlain by a poorly outcropping zone of vuggy silica extending along strike for 700 metres and up to 200 metres wide.  Extensive rock chip channel sampling of the Careli Zone indicates the northwest section commonly contains gold grades above one gram per tonne with the central and southeastern portions commonly containing gold grades between 0.2 to 0.5 grams per tonne.  The Careli Zone represents a large epithermal system and the joint venture partners plan to complete an induced polarization survey over the area prior to drilling.  Permitting for the drilling program is now in process.

In addition to Careli, the Astana and Farallon gold zones discovered eight kilometres southwest of Cerro Crespo were re-sampled in detail.  The Astana Zone, like Careli, is a high sulphidation epithermal gold-silver system and extends over an area of 400 metres by 600 metres and is exposed over a 100 metre vertical interval.  Results of rock chip sampling at Astana returned an average gold equivalent grade of 1.8 grams per tonne.  Farallon is located one kilometre east of Astana and is underlain by a low sulphidation gold-silver system.  Initial surface rock chip sampling has also been completed at Farallon with values ranging between 0.06 grams per tonne gold to 5.5 grams per tonne gold.  Both Astana and Farallon are at the permitting stage for drilling.

The Liam Project Area is underlain by nine known gold-silver zones and an aggressive regional exploration program is ongoing.  The next drill phase will concentrate on Cerro Queshca, Astana, Farallon and Careli.

Quality Control

Newmont is the operator of the Liam Core Area and Southwestern is the operator of the Liam Regional Area.

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of trench and core samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES.  Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Yunnan Porphyry Copper-Gold Project in Yunnan Province, China with Newmont Overseas Exploration Limited, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 6, 2005

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Southwestern Resources Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Friday, May 6, 2005 at 9:00 a.m. for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice.

At the Meeting, shareholders will be asked to:

1.

receive the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004 and the Auditors’ Report thereon;

2.

set the number of directors at five and elect directors for the ensuing year;

3.

appoint auditors for the Company and authorize the directors to fix the auditors’ remuneration;

4.

To approve the adoption of the Company’s Evergreen Stock Option Plan (2005); and

5.

transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Consolidated Financial Statements and Auditors’ Report are included in the Company’s Annual Report accompanying this Notice.

The Directors have fixed the close of business on March 21, 2005 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the Business Corporation Act (British Columbia).

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas W. Beattie”

March 22, 2005

             Thomas W. Beattie

Vancouver, British Columbia

Vice President, Corporate Development

The Board of Directors encourages each shareholder to attend the Meeting in person.  WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company’s transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, facsimile within North America:  1-866-249-7775 - outside North America:  (416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

SOUTHWESTERN RESOURCES CORP.

            REQUEST FOR FINANCIAL INFORMATION

Rather than receiving financial statements by mail, shareholders may choose to access them at the Company’s website (www.swgold.com) or through a database search at the System for Document Analysis and Retrieval (www.sedar.com). Under securities regulations, shareholders may elect annually to receive financial statements by mail by registering online with the Company’s transfer agent at www.computershare.com/ca/mailinglist or by completing and returning this letter to the Company’s transfer agent at:

COMPUTERSHARE TRUST COMPANY OF CANADA

100 University Avenue

9th Floor

Toronto, ON  M5J 2Y1

Computershare will use the information collected solely for the mailing of such financial statements. You may view their Privacy Code online or by requesting that they mail you a copy.

Please place my name on your financial statements mailing list to receive the following statements:

Interim Financial Statements and Management’s Discussion and Analysis	Annual Report and Management’s Discussion and Analysis

NAME (please print)

APT.	STREET NUMBER	STREET NAME

CITY	PROVINCE/STATE	POSTAL/ZIP CODE

__________________________

_________________________

Signature

           Date

By signing this form I certify that I am a shareholder of Southwestern Resources Corp.

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SOUTHWESTERN RESOURCES CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT MARCH 21, 2005

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the “Management”) of Southwestern Resources Corp. (the "Company") for use at the Annual General Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder of outstanding common shares of the Company having one vote, unless a poll is requested, or required pursuant to the governing legislation, in which case each shareholder is entitled to one vote for each share held.  In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by shareholders shares entitled to vote and represented in person or by proxy will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of two-thirds of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or executive officers of the Company.  A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS.  TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" or “Ö” in the appropriate space.  On any ballot required or requested by a shareholder or proxyholder the persons named in the enclosed proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.  The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may be properly brought before the Meeting.  At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters that are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his attorney authorized in writing.  In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, FACSIMILE WITHIN NORTH AMERICA:  1-866-249-7775 – OUTSIDE NORTH AMERICA: +(416) 263-9524, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE COMMENCEMENT OF THE MEETING.  THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many beneficial holders of shares of the Company. Shareholders who do not hold their shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder's name on the records of the Company.  Such common shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker.  In the Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).  Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Company (“IICC”) in Canada and ADP Investor Communication Services ("ADP") in the United States and IICC and ADP typically prepare another form of proxy or apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and ask Beneficial Shareholders to return the proxy forms to IICCC for Canada and ADP for the United States and then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving an IICC proxy or an ADP proxy cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC or ADP , as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

REVOCATION OF PROXIES

A shareholder, or an Intermediary acting on behalf of a shareholder, which has given a Proxy has the power to revoke it.  Revocation can be effected by an instrument in writing signed by the intermediary, shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the applicable Meeting, arrange for their Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors and to the extent that current and future insiders may be granted options to purchase shares of the Company pursuant to the Company’s Stock Option Plan (see “Particulars of Other Matters to be Acted On”).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value.  All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote.  There are 43,006,174 common shares issued and outstanding. Only those shareholders of record on March 21, 2005 will be entitled to vote at the Meeting or any adjournment thereof. Unless stated otherwise, all matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company which

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have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
John G. Paterson	8,234,000 (1)	19.14%

(1)

Of these shares 7,269,000 (representing 16.90% of the Company’s outstanding shares) are owned by Global Gold Corporation ("Global"), a private Ontario company the President of which is John G. Paterson, the Company's President. Global's shares are owned by John G. Paterson (8.21%) and Neil L. Paterson (John G. Paterson's brother) (91.79%).  John G. Paterson exercises voting control over the shares of the Company held by Global.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company.  Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada, has been furnished by each of them:

Name	Director Since(1)	Present Principal Occupation, Business or Employment (2)	Shares Owned (3)
JOHN G. PATERSON (6) Vancouver, B.C.	1991	President & Chief Executive Officer of the Company, President and Director of Superior Diamonds Inc. and Director of Lake Shore Gold Corp (public mineral exploration companies)	8,234,000
DANIEL G. INNES West Vancouver, B.C.	1993	Vice-President, Exploration of the Company; President & Director of Aurora Platinum Corp., Director and Chair of Lake Shore Gold Corp. (public mineral exploration companies)	350,400
W. DAVID BLACK (4)(5)(7) Vancouver, B.C.	2000	Chair of the Board of the Company; Associate Counsel, DuMoulin Black, Barristers and Solicitors, Vancouver B.C.	47,000
JAMES B. HUME (4)(5)(6)(7) Calgary, Alberta	2002	President and CEO of the Kahanoff Group of companies based in Alberta.	10,000
WILLIAM D. MCCARTNEY (4)(5)(6)(7) Vancouver, B.C.	2004	President and CEO of Pemcorp Management Inc. (private financial consulting company)	500

(1)

Term of office expires at the next annual meeting of shareholders, scheduled to be held on May 6, 2005.

(2)

Includes present and past principal occupations, business or employment for preceding five years unless the proposed director is now a director and was elected to the present term of office by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.

(3)

The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed director as at April 1, 2005.

(4)

Member of the Audit Committee.

(5)

Member of the Compensation Committee.

(6)

Member of the Environment and Safety Committee.

(7)

Member of the Corporate Governance and Nominating Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by certain executive officers and directors in connection with office or employment by the Company.

Compensation Summary

This table sets out all compensation paid to the Company’s Chief Executive Officer, Chief Financial Officer and each of the Company’s three most highly compensated executive officers other than the Chief Executive Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 (collectively the “Named Executive Officers”) during the previous three financial years:

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-Term Compensation (1) (2)
					Awards		Payouts
Name & Principal Position	Year	Salary ($)	Performance Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
George H. Plewes Former Chair of the Board of Directors(3)	2004 2003 2002	nil nil nil	100,000 nil nil	256,091 318,936 331,637	2000,000 nil 100,000	nil nil nil	nil nil nil	nil nil nil
John G. Paterson(4) President & CEO	2004 2003 2002	nil nil nil	nil(5) nil nil	161,250 (6) 145,500 (6) 134,250 (6)	100,000 nil nil	nil nil nil	nil nil nil	nil nil nil
Daniel G. Innes(4) VP, Exploration	2004 2003 2002	nil nil 10,000	150,000(7) nil nil	70,000 (7) 51,750 (7) 19,500 (7)	100,000 nil 75,000	nil nil nil	nil nil nil	nil nil nil
Parkash K. Athwal VP, Finance & CFO	2004 2003 2002	140,577 120,000 120,000	40,000(8) nil nil	nil nil nil	40,000 nil 10,000	nil nil nil	nil nil nil	nil nil nil

(1)

The Company did not grant any Stock Appreciation Rights (“SAR”). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2)

The Company did not have any Long-Term Incentive Plans (“LTIP”). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP’s do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3)

Mr. Plewes retired as Chair of the Board of directors of the Company on August 1, 2004.

(4)

Member of the Board of Directors.

(5)

The CEO requested that the Compensation Committee exclude him from any consideration of performance bonuses to be awarded in 2004.

(6)

Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(7)

Paid to D.G. Innes & Associates Ltd., a private consulting company controlled by Mr. Innes.

(8)

Paid to PKA Financial Management Inc., a private consulting company controlled by Ms. Athwal.

Options and SARs

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "2004 Plan"). The purpose of the 2004 Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.  The Exchange has revised the requirements for stock option compensation and the Company proposes to seek shareholder approval for a new stock option plan (see “Particulars for Other Matters to be Acted Upon”).

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR (1) GRANTS TO NAMED EXECUTIVE OFFICERS DURING

THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Optionees in Financial Year	Exercise Or Base Price ($/Security)	Market Value on the Date of Grant ($/Security)(2)	Expiration Date
George H. Plewes	400,000	22.29%	$18.375	$18.625	March 24, 2009
John G. Paterson	200,000	11.14%	$18.375	$18.625	March 24, 2009
Daniel G. Innes	200,000	11.14%	$18.375	$18.625	March 24, 2009
Parkash K. Athwal	80,000	4.45%	$18.375	$18.625	March 24, 2009

(1)

No SARs were granted.

(2)

Market Value of securities underlying Options on the date of grant.

The following table discloses the particulars of stock options of the Company exercised during the last financial year by the Named Executive Officers:

OPTION/SAR (1)  EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized (2) ($)	Unexercised Options at December 31, 2004 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2004(3) ($) Exercisable/Unexercisable
George H. Plewes	350,000	4,505,000	600,000/nil	2,289,000/nil
John G. Paterson	100,000	5,083,750	200,000/nil	nil/nil
Daniel G. Innes	350,000	3,252,500	350,000/nil	1,641,750/nil
Parkash K. Athwal	20,000	237,700	120,000/nil	423,000/nil

(1)

As no SARs were granted, no SARs were exercised.

(2)

Aggregate value realized is the product of the number of shares acquired multiplied by the difference between the closing market price on the day of exercise and the exercise price, notwithstanding that the Named Executive Officer may not have sold such shares or may have sold such shares at different prices.

(3)

Value is the product of the number of shares multiplied by the difference between the closing market price of $12.40 on December 31, 2004 and the exercise price. Shareholders approved a two-for-one stock split on June 4, 2004.

Options and SARs Repricings

None of the options granted by the Company were repriced during the most recently completed financial year.  However, when the Company’s common shares were split on a two-for-one basis in June 2004 the number of all outstanding stock options was doubled and the exercise price reduced in half. The Company has never granted any SARs.

Pension Plans

The Company does not have any pension plans or long-term incentive plans.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

The Company has entered into contracts with certain of the Named Executive Officers, or companies controlled by such Named Executive Officers, and the compensation paid pursuant to those contracts is disclosed under the section titled “Statement of Executive Compensation - Summary Compensation Table”.

The Company has also entered into a contract with each the Named Executive Officers whereby, in the event that the officer ceases to be an officer of the Company within a year of the date on which control of the Company changes, the Company will pay the following amounts:  John G. Paterson, $720,000; Daniel G. Innes, $720,000 and Parkash K. Athwal, $486,000. The contracts provide that payment of such compensation is not triggered simply by voluntary resignation or termination for cause.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of three independent directors of the Company:  W. David Black, James B. Hume and William D. McCartney.  The Compensation Committee’s Report on Executive Compensation, presented to and accepted by the Board of Directors, is as follows:

Report on Executive Compensation

The Compensation Committee has prepared this report on executive compensation.  The Committee is responsible for making recommendations to the Board with respect to the compensation of the executives officers of the Company as well as with respect to the Company’s stock option plan.  The Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In compensating its executive officers, the Company has employed a combination of base compensation, and equity participation through its stock option plan.  In addition, the Company may from time to time award some of the executive officers or companies controlled by executive officers performance bonuses for the year.  The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for stock options, focuses on annual, rather than long-term, compensation.

Base Compensation

In the Committee’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives.  The Committee has set rates that are competitive to those paid by mining and mineral exploration companies of a comparable size and listed on the S&P/TSX Small Cap and Capped Gold Indexes, and with operations at a similar or a more advanced stage.  Because the Company is still at an exploration stage, the base compensation was placed at the lower level in the competitor group.

Equity Participation

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders.  Equity participation is accomplished through the Company’s stock option plan.  Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors.  All options granted to executive officers have a vesting period. .  In 2004 the Board granted to all optionees options to purchase 1,793,000 shares, which represented 4.2% of the outstanding shares of the Company at year end.

Performance bonuses

Performance bonuses awarded for 2004 were based primarily on a bonus matrix assessing three elements:  (1) share performance at year end compared to a basket of comparable gold stocks; (2) Company performance, and (3) Board discretion. The CEO, however, in light of his large shareholding in the Company, requested that the Compensation Committee exclude him from any consideration of performance bonuses to be awarded in 2004.

Company’s Performance

Executive compensation is related to the Company’s performance in the form of performance bonuses awarded.  It is difficult in the mineral exploration industry, where concepts such as earnings per share or ‘profitability’ are inapplicable, to quantitatively measure the Company’s performance.  However, it is possible to apply qualitative metrics to this process, and the Company measures its performance by such items as:

  development of successful exploration prospects;

  the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;

  levels of employee satisfaction and retention;

  confidence of the investment community in the Company;

  investor confidence demonstrated by participation in the Company’s private placement financings;

  voting results from shareholder meetings; and

  absence of negative dealings with regulatory agencies.

CEO Compensation

THE COMPONENTS OF THE CEO’S COMPENSATION ARE THE SAME AS THOSE THAT APPLY TO ALL OF THE COMPANY’S EXECUTIVE OFFICERS, NAMELY BASE COMPENSATION, PERFORMANCE BONUSES AND LONG-TERM INCENTIVES IN THE FORM OF STOCK OPTIONS.  IN ESTABLISHING THE CEO’S COMPENSATION, THE BOARD REVIEWS SALARIES PAID TO OTHER EXECUTIVE OFFICERS IN THE COMPANY, SALARIES PAID TO OTHER CEO’S WITHIN THE INDUSTRY AND THE CEO’S CONTRIBUTION TO THE AFFAIRS OF THE COMPANY.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 1999 and reflecting a two-for-o ne stock split in June 2004). with the cumulative total shareholder return of the S&P/TSX Composite Index and S&P/TSX Capped Gold Index assuming reinvestment of dividends.  For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such index on December 31, 1999 and compounded annually thereafter.

S&P/TSX: -Composite Index	100.00	55.10	54.28	285,71	814.28	506.12
-Capped Gold Index	100.00	89.03	104.11	131.37	168.62	189.66
Company Index	100.00	100.00	140.71	200.57	227.86	207.36

Compensation of Directors

In 2004 the three independent directors of the Company were each paid as follows: W. David Black $40,000 James B. Hume $21,250 and William D. McCartney $20,000. Compensation paid to the other two board members is disclosed under the section titled “Statement of Executive Compensation - Summary Compensation Table”.  In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Company, none of the proposed directors of the Company and none of the associates of such persons is or has been indebted to the Company at any time since the beginning of the Company's last completed financial year.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any substantial degree, performed by persons other than the executive officers of the Company.  Certain executive officers provide these services pursuant to consulting agreements (see “Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment and Management Contracts”).

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors.  Deloitte & Touche were initially appointed auditors of the Company in 1992. During 2004 the Company paid to auditors $66,000 for audit fees, $31,000 for audit related fees and $10,825 for tax services.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of the guidelines on corporate governance adopted by the TSX Exchange (the “Exchange”) as well as proposed National Instrument 58-101, Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the Exchange.

Form 58-101F1 Corporate Governance Disclosure

1.

Board of Directors –

a.

The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding:  W. David Black, James B. Hume and William D. McCartney.

W. David Black (Chair of the Board of Directors), was called to the British Columbia bar in 1967, and practiced as an attorney specializing in corporate and securities law until December 2003; now serves as associated counsel.  Mr. Black has served on the boards of numerous public and private companies in the natural resource sector.  He has the business expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

James B. Hume (Chair of the Audit Committee) is a Chartered Accountant and has worked as Chief Executive Officer of various companies involved in financial investment and management for the past 20 years.  He has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.  He currently serves as the audit committee chair of a major department store chain.

William D. McCartney is a Chartered Accountant and was a founding partner of an accounting firm from 1984 to 1990.  He is President of a management company involved with providing corporate finance and administrative management services to private and public companies.  He has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.  He currently serves as chair of the audit committee of a publicly traded pulp and paper company.

The following directors are members of management and thus are not independent: John G. Paterson and Daniel G. Innes.

John G. Paterson (President of the Company) is a Professional Geologist. He is a founding principal of Southwestern Resources Corp., President and director of Superior Diamonds Inc. and director of Lake Shore Gold Corp. Mr. Paterson brings a wide range of exploration experience to Southwestern, having worked extensively in Canada, the United States, South America, Asia and Australia. Prior to founding Southwestern, Mr. Paterson was President of Frobisher Resources Pty. Ltd., a private consulting company to senior mining firms working mainly in Australia and Indonesia. Much of his work was directed towards Archean gold deposits in Australia and included property/project generation, valuation, ore reserve and feasibility studies. He has worked in underground mining operations for Falconbridge Nickel Mines in Sudbury, Canada; as a Project Geologist for Uranerz Exploration and Mining Ltd., where he was involved in uranium exploration in Canada; and as a senior regional geologist with Uranerz Australia Pty Ltd. Mr. Paterson completed graduate courses in mineral exploration at Queens University and is a Fellow of the Geological Association of Canada and a member of the Australasian Institute of Mining and Metallurgy.

Daniel G. Innes is a Professional Geologist. He is a founding principal of Southwestern Resources Corp. and has over 35 years experience in the mining industry. He is directly responsible for the design and implementation of the Company's exploration programs worldwide. Mr. Innes is also President, CEO, and Director of Aurora Platinum Corp. and Chair of the Board of Lake Shore Gold Corp. He has worked in a variety of metal environments in many parts of the world, mainly Brazil, Peru, Chile, Argentina, Mexico, the United States, Canada, China, and Australia.

Prior to his work with Southwestern, he was a principal in a number of junior exploration and production companies, working primarily in North America. From 1980 to 1985, he provided consulting services to senior mining companies, working mainly in project generation and implementation in Canada, the United States and Mexico. He worked for the Ontario Geological Survey from 1969 to 1980 where he was a Precambrian mapping geologist, Resident Geologist, Sudbury Mining District, and an Economic Geologist, (Cu-Ni-PGM's), Mineral Deposits Section. While there, Mr. Innes authored a number of scientific papers and technical reports and more than 20 geological maps. He has teaching experience, supervising a number of undergraduate and Ph.D. thesis studies, and was the recipient of three undergraduate (Bickel) and two graduate (NRC) scholarships. Mr. Innes is a director of a number of private management companies, a Fellow of the Geological Association of Canada, a Member of the Canadian Institute of Mining and Metallurgy, and a Member of the Mineralogical Association of Canada. From 1980 to 1984 he was a Research Associate, Royal Ontario Museum, Earth Services Division.

b.

A majority of directors is independent.

c.

Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
W. David Black	Quest Capital Corp. Pacific Wildcat Resources Corp. Maxy Gold Corp. Spur Ventures Inc. Viceroy Exploration Ltd.
John G. Paterson	Lake Shore Gold Corp. Superior Diamonds Inc.
Daniel G. Innes	Aurora Platinum Corp. Lake Shore Gold Corp.
James B. Hume	Hudson’s Bay Company

William D. McCartney	Aurora Platinum Corp. Mercer International Inc.

d.

The independent directors propose to hold at least four meetings per year at which members of management are not in attendance.  During the preceding 12 months the independent directors met one time when members of management were not in attendance.

e.

The chair of the Board, W. David Black, is an independent director, which enhances the Board’s ability to function independently of management. It is the Chair’s responsibility is to ensure that the relationships between management, shareholders and the Board are efficient and effective.  The Chair acts as a resource for the CEO, and at all times retains an independent perspective to represent the best interests of the Company.

2.

Board Mandate – The written mandate of the Board is the following:

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles of Incorporation; the Company’s Code of Business Ethics and Conduct; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies.  The Board approves all significant decisions that affect the Company before they are implemented.  The Board supervises their implementation and reviews the results.  As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

Stewardship

a.

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.

Strategic Planning

The Board is actively involved in the Company’s strategic planning process.  The Board discusses and reviews all materials relating to the strategic plan with management.  The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business.  Following the completion of each year, the Board undertakes a review of this strategic plan to assess the strengths, weaknesses and overall results of the plan.  The Board also receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the plan can be adjusted where required.

c.

Dealing with Risks

The Board, in its annual assessment of the strategic plan, identifies principal risks and considers how to monitor and manage the risks.  The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, metal prices and currency fluctuations, legislative and title issues arising from operations in foreign jurisdictions and the fact that mineral exploration and development activities are inherently risky.  The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized.  The Board may from time to time appoint management, Board members or advisors to assist in assessing different risks.

d.

Succession Planning

The Board, through the Compensation Committee, identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise.  The Board's policy is to select individuals who have the required expertise and would therefore require a minimum of training in order to assume their role with the Company.  Management is assigned the responsibility of training and advising the new person of the Company's policies and practices.  The CEO has primary responsibility for supervising and reviewing the performance of other senior management, while the Board supervises the management of the Company.

e.

Communication Policy

The Communications and Corporate Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f.

Internal Control And Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company.  To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the audit committee which consists solely of independent directors, implements and monitors internal control and management information systems.

g.

Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company’s Guide to Corporate Governance.  The Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.

Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.

Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill.  The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees and their chairs.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.  Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board’s expectations of Directors, as set out in the Position Description - Directors, in respect of:  Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

3.

Position Descriptions

a.

The Board has developed written position descriptions for the chair and the chair of each Board committee.

b.

The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO.

4.

Orientation and Continuing Education

a.

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the Company’s business:

i.

Each new director is provided with a copy of the Board Policy Manual, which provides a comprehensive introduction to the Board and its committees; and

ii.

Each new director brings a different skill set and professional background, and with this information, the Chair is able to determine what orientation to the nature and operation of the Company’s business will be necessary and relevant to each new director.

b.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

i.

The Board Policy Manual is reviewed at least annually and a revised copy is given to each director;

ii.

There is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties.  The question and answer portions of these presentations are a valuable learning resource for the non-technical directors; and

iii.

Attendance at one of the Company’s properties, to become acquainted with operational aspects.

5.

Ethical Business Conduct

a.

The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the “Code”), a copy of which is available to any person without charge, upon request:

i.

A copy of the Code was provided to each director, officer, employee and consultant and will be provided to each new director, officer, employee and consultant upon joining the Company. In addition, if the Code is amended or revised, then a new copy is distributed;

ii.

In order to ensure compliance with the Code, the Board has established complaint procedures for financial concerns, and environment and safety concerns; and

iii.

There has never been a material change report filed, and more particularly not within the preceding 12 months, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b.

The Board complies with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c.

In addition to the Code, the Board has also implemented a Communications and Corporate Disclosure Policy, a Policy on Stock Trading and Use of Material Information, and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

6.

Nomination of Directors

a.

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i.

the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and

ii.

the identification and recommendation of new individuals qualified to become new Board members.  New nominees must have a track record in general business management, special expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve.

b.

The Board has a Corporate Governance and Nominating Committee composed entirely of independent directors.

c.

The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

7.

Compensation

a.

The Compensation Committee recommends to the Board the compensation for the Company’s directors and officers by comparison with publicly available information on other reporting issuers that the Company deems to be similarly placed within the market as the Company.

b.

The Board has a Compensation Committee composed entirely of independent directors.

c.

The Compensation Committee is responsible for reviewing and recommending to the Board the CEO’s compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication.  The Committee has the power to engage outside advisors and determine its own procedures.

8.

Other Board Committees – In addition to the audit, compensation and corporate governance and nominating committees, the Board has an Environment and Safety Committee.  The Environment and Safety Committee has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment and sustainable development.  Committees of the Board are generally composed of independent directors, with the exception that the Environment and Safety Committee includes at least one member of management.

9.

Assessments – The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board, its committees and individual directors.  Each committee conducts an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and the performance of the committee chair, and submits a Committee Annual Report to the Corporate Governance and Nominating Committee, including recommendations.  In addition, the Board conducts an annual review of its performance, as well as that of the Chair of the Board.

10.

Attendance – The following chart illustrates the number of meetings of the Board and each committee and the directors’ attendance during 2004.

Director	Board 3 meetings	Corporate Governance and Nominating Committee 1 meeting	Audit Committee 6 meetings	Compensation Committee 2 meetings	Environment and Safety Committee 1 meeting
W. David Black, Chair	3	1	6	2	1
John G. Paterson	3	n/a	n/a	n/a	n/a
Daniel G. Innes	3	n/a	n/a	n/a	n/a
James B. Hume	3	1	6	2	1
William D. McCartney*	2	1	3	2	1

      *  Elected to the Board in June 2004

AUDIT COMMITTEE DISCLOSURE

Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Company’s Annual Information Form, item 11, Audit Committee, which is filed on www.sedar.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPROVAL OF ADOPTION OF NEW STOCK OPTION PLAN

Shareholder approval for the Company’s stock option plan (the “2004 Plan”) was obtained at the Company’s 2004 Annual and Special Meeting.  The 2004 Plan is a "fixed number" stock option plan, under which 3,148,000 shares have been approved by shareholders of the Company and reserved for issuance upon exercise of options granted under the 2004 Plan. Since its adoption, there have been no amendments to the 2004 Plan.

The Exchange recently published amendments to the TSX Company Manual, implementing significant changes to the current requirements governing stock option plans.  Among other things, the amendments now permit fixed percentage stock option or “evergreen” plans: the number of shares that may be reserved for issue upon exercise of options granted under a fixed percentage plan is based on a fixed percentage of the outstanding capital represented by such shares at the date of the grant of options.

The Board of Directors adopted an evergreen plan (the “2005 Plan”) by unanimous resolution dated March 14, 2005, subject to shareholder and Exchange approval. The 2005 Plan, which is designed to attract and retain highly qualified employees, consultants and directors and officers of the Company and its subsidiaries, has been conditionally approved by the Exchange.  The method of establishing the maximum number of shares reserved for grant under option will be equal to 10% of the number of shares outstanding at the time of grant.  As of March 21, 2005, the total number of shares that may be issued under the 2005 Plan and all of the Company’s prior stock option plans is 4,300,617 (10% of the 43,006,174 issued and outstanding shares), of which 902,617 remain reserved for issuance but not yet granted, such number to be automatically replenished to include shares issued upon exercise of options.  The Board of Directors has provisionally granted 476,000 options under the 2005 Plan, which options may not be exercised until shareholder and Exchange approval of the 2005 Plan.

Under the 2005 Plan, the Board of Directors is authorized to designate persons to whom options should be granted. Currently, employees, consultants and directors and officers of the Company and its subsidiaries are eligible participants in the 2005 Plan (“Eligible Participants”).

The exercise price for an option granted under the 2005 Plan is the “market price”, which is the volume weighted average trading price for the five trading days prior to the grant of options on which the company’s shares traded.  The Company presently does not have a share purchase plan and nor does it grant stock appreciation rights.

Options granted have a vesting period if required by the Board or Exchange policies. The Board has imposed a schedule on the vesting of options for insiders while all other options granted have a vesting period if the Board deems it necessary. Options granted under the 2005 Plan have a maximum term of ten years.  No option may be assigned other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

The 2005 Plan provides that under no circumstances shall the Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in:  (i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding shares; (ii) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares; or (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the issued and outstanding shares.

In the event of the death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate.  In the event that an optionee ceases to be an Eligible Participant for any reason other than death, then such optionee has 90 days within which to exercise any option not exercised prior to the date of ceasing to be an Eligible Participant.  Where, however, the employment or service contract with an optionee is terminated (i) without a valid cause, the Board may, in its discretion,

    37

amend the terms of any option held by such optionee to permit such person to exercise any or all of such options as if such optionee’s employment or engagement had not been terminated and (ii) for cause, the Board may, in its discretion, amend the terms of any options held by such optionee which have not been previously exercised such that the options will only be exercisable on the next five (5) business days following the date of personal delivery of a written notice of termination to the optionee.

The 2005 Plan requires shareholder approval every three years.  The 2005 Plan requires shareholder approval for any of the following amendments to the 2005 Plan, as detailed in Section 8 of the 2005 Plan:

8.1

a.

any amendment to the fixed percentage of shares issuable under the 2005 Plan,

including a change from a fixed maximum percentage to a fixed maximum number;

b.

any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing insider participation;

c.

the addition of any form of financial assistance;

d.

any amendment to a financial assistance provision which is more favourable to Optionees;

e.

the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying shares from the 2005  Plan reserve;

f.

the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company; and

g.

any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

8.2

The 2005 Plan requires disinterested shareholder approval for a reduction in the exercise price, or an extension of the term, of options granted to an Insider.

8.3

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the 2005 Plan that are not of the type contemplated in section 8.1 and 8.2 above including, without limitation:

a.

amendments of a “housekeeping” nature;

b.

a change to the vesting provisions of an option granted under the 2005 Plan not otherwise permitted by the 2005 Plan, such as reducing the vesting schedule of options granted to a consultant if the consultant becomes an employee;

c.

a change to the termination provisions of an option granted under the 2005 Plan  which does not entail an extension beyond the original expiry date, such as extending the time period within which and Optionee’s legal representatives may exercise the options of a deceased Optionee from one year to eighteen months; and

d.

the addition of a cashless exercise feature, payable in cash securities, which provides for a full deduction of the number of underlying shares from the 2005 Plan reserve, such as the introduction of stock appreciation rights.

8.4

Notwithstanding the provisions of sections 8.1 to 8.3 the Company shall additionally obtain requisite shareholder approval in respect of amendments to the 2005 Plan that are contemplated pursuant to sections 8.1 to 8.3, to the extent such approval is required by any applicable laws or regulations.

8.5

Notwithstanding all of the foregoing, no amendment to the 2005 Plan may alter or impair any of the terms of any options previously granted to an Optionee under the 2005 Plan without the consent of the Optionee.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following ordinary resolution authorizing the 2005 Plan:

“RESOLVED that the Company approve and adopt, subject to TSX Exchange (the “Exchange”) approval, an evergreen stock option plan, allowing the Company to reserve for issuance upon exercise of options granted under such plan up to 10% of the number of outstanding shares of the Company at the date of the grant of options, in substantially the form that has been made available to the Company’s shareholders, and that all grants of stock options by the Company occurring after the receipt of such Exchange approval will be pursuant to the evergreen stock option plan.”

By adopting the 2005 Plan, the Company will be bringing its stock option plan into alignment with the new policies of the Exchange set out in the TSX Company Manual.

For full particulars, please refer to the text of the 2005 Plan, a copy of the 2005 Plan is available from Suite 1650 – 701 West Georgia Street, Vancouver, BC V7Y 1C6, and will be available at the Meeting.

If the 2005 Plan is approved by shareholders all grants of stock options by the Company occurring after the receipt of Exchange approval will be pursuant to the 2005 Plan.

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company to request copies of the financial statements and Management Discussion and Analysis.  Financial information is provided in the Company’s comparative financial statements and Management Discussion and Analysis for its most recently completed financial year.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

“Thomas W. Beattie”

DATED at Vancouver, B.C.

Thomas W. Beattie

March 21, 2005

             Vice President, Corporate Development

SOUTHWESTERN RESOURCES CORP.

Proxy Solicited by Management of the Company for the

Annual General Meeting of Shareholders to be held on Friday May 6, 2005

The undersigned registered shareholder of Southwestern Resources Corp. (the “Company”) hereby appoints John G. Paterson, or failing him Thomas W. Beattie, or failing him Daniel G. Innes, or instead of any of them,  ____________________ ____________________________________as proxyholder of the undersigned with power of substitution to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual General Meeting of Shareholders of the Company to be held on Friday May 6, 2005 and at any adjournments thereof (the “Meeting”), in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

To be effective, this proxy must be received by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Facsimile within North America:  1-866-249-7775 - outside North America:  (416) 263-9524

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

____________________ Date	___________________________________________ Signature of Registered Shareholder
___________________________________________ Print Name

SEE IMPORTANT INFORMATION ON THE REVERSE

Management favours a VOTE FOR items 1, 2, 3, and 4.  Without limiting the generality of the foregoing, such proxyholder is directed to vote on the following resolutions as specified herein:

1.

Set the number of directors at five.

☐ VOTE FOR

☐ VOTE AGAINST

2.

Election of five Directors:

John G. Paterson

☐ VOTE FOR

☐  WITHHOLD AUTHORITY

Daniel G. Innes

☐ VOTE FOR

☐  WITHHOLD AUTHORITY

W. David Black

☐ VOTE FOR

☐  WITHHOLD AUTHORITY

James B. Hume

☐ VOTE FOR

☐  WITHHOLD AUTHORITY

William D. McCartney

☐ VOTE FOR

☐  WITHHOLD AUTHORITY

3.

Appointment of Deloitte & Touche LLP as auditors and authorize the

Directors to fix the remuneration of the auditors.

☐ VOTE FOR

☐  WITHHOLD AUTHORITY

4.

Approval of the Company’s Evergreen Stock Option Plan (2005).

☐ VOTE FOR

☐  WITHHOLD AUTHORITY

5.

In the proxyholder’s sole discretion upon such other business as may properly come before the Meeting.

INFORMATION REGARDING THE PROXY

1.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the Management nominees. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person’s name in the space provided and striking out the names of the Management nominees or by completing another form of proxy which is acceptable to the Chairman of the Meeting.

2.

This form of proxy must be executed by the shareholder or his or her attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the proxy.  Signature should correspond with the name imprinted hereon.  Where two or more persons are named, all must sign.

3.

Unless directed therein to the contrary, the proxyholder will vote FOR each of the matters referred to herein and identified in the Information Circular as intended to be acted upon.  The Information Circular furnished in connection with this proxy contains more details on the business to be transacted at the Meeting.

4.

This form of proxy is discretionary and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

5.

A shareholder that has deposited a proxy may attend the Meeting and vote in person if such shareholder records his or her attendance with the scrutineers before the commencement of the Meeting and revokes in writing his or her prior votes.

6.

The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.